

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 13, 2017

Edward Myles
Sr. Vice President of Finance, Chief Financial Officer and Treasurer
AMAG Pharmaceuticals, Inc.
1100 Winter Street
Waltham, Massachusetts 02451

> **Re: AMAG Pharmaceuticals, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2016**
> **Filed February 21, 2017**
> **Form 10-Q for the Quarterly Period Ended September 30, 2017**
> **Filed November 6, 2017**
> **File No. 001-10865**

Dear Mr. Myles:

We have limited our review of your filings to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within 10 business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-Q for the Quarterly Period Ended September 30, 2017

Notes to Condensed Consolidated Financial Statements
Note G: Goodwill and Intangible Assets, Net, page 13

1. You disclose that at times and as of September 30, 2017 your stock market capitalization has been lower than your stockholders' equity, but that no impairment existed at September 30, 2017. As you identify goodwill impairment as a critical accounting policy/estimate on page 80 of your 2016 Form 10-K and because you identify sustained substantial declines in market capitalization and material impairment charges related to other long-lived assets as potential triggers for interim impairment tests, please address the following:

- Tell us whether you performed an interim impairment test during the quarter ended September 30, 2017. If not, tell us why not when it appears that your book value has substantially exceed your market capitalization continuously since January 9, 2017 and you recorded a material impairment during the third quarter of 2017 related to your intangible asset for the intramuscular formulation of Makena. If you prepared an interim goodwill impairment test during the quarter ended September 30, 2017, provide us your analysis supporting no impairment. Reference for us the authoritative literature you rely upon to support your position.
- Tell us the percentage by which fair value of your single reporting unit exceeded your book value.
- Tell us your consideration for disclosing in Management's Discussion and Analysis:
  ◦ the excess in the preceding bullet;
  ◦ a discussion of the degree of uncertainty associated with the key assumptions underlying your fair value estimate; and
  ◦ a description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

  Refer to Item 303(a)(3)(ii) of Regulation S-K.

2. Please address the following regarding your $319.2 million impairment of your intangible asset for the intramuscular formulation of Makena during the third quarter of 2017:

- Tell us what "new information from a variety of sources" was received during the third quarter of 2017 prompting the impairment. Tell us the sources of each piece of new information.
- Explain to us why this information is new given that you have known for some time about the potential for generic competition beginning with the loss of exclusivity through orphan drug status in February 2018.
- As every product eventually loses exclusivity, explain to us how and why your situation is apparently different causing you to change your views about the impact of generic competition.
- Explain to us why it was reasonable to assign a 20 year useful life to this asset upon acquisition three years ago and what changed now to halve this estimate to a remaining seven years.
- Explain to us how and why changes to cash flows "way out in the out years," as characterized by you in response to an analyst question during your third quarter 2017 earnings conference call held on November 2, 2017, have such a significant impact on fair value given that the impact of discounting events in the distant future in valuation methods generally minimizes the impact on current fair value. In this regard, we note that your $319.2 million impairment charge represents 40% of the gross intangible asset on your books.

In closing, we remind you that the company and its management are responsible for the

Edward Myles
AMAG Pharmaceuticals, Inc.
December 13, 2017
Page 3

accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Mark Brunhofer at (202) 551-3638 or Sharon Blume at (202) 551-3474 with any questions.

Division of Corporation Finance
Office of Healthcare & Insurance